SteadyLaw Group, LLP

Wade Huettel, CA Bar Number 231278 Luis Carrillo*, CA Bar number 237540 *Also admitted in NY & NJ	501 W. Broadway, Suite 800 San Diego, CA 92101 Telephone (619) 399-3090 Telecopier (619) 330-1888 www.steadylaw.com

February 2, 2007

VIA EDGAR ONLY
Gregory S. Belliston
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:  Kinder Travel, Inc. File No. 333-135689
SEC Comment letter dated February 1, 2007

Dear Mr. Belliston:

On behalf of Kinder Travel, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of February 1, 2007 pertaining to the Company’s Form SB-1 as filed with the Securities & Exchange Commission (the “Commission”) on July 11, 2006, as amended.

Specific to your comments, we respond as follows:

Prospectus Cover Page

1.	We have disclosed on the prospectus cover page that all of the Company’s outstanding shares are being offering in this offering.

2.
Since all outstanding shares are being offered, we have identified Mardan Consulting, Inc. and Dirk Holzhauer as underwriters on the prospectus cover page and in the Plan of Distribution section. We have also clearly stated, on the prospectus cover page, that Mardan Consulting, Inc. and Dirk Holzhauer are the selling shareholders and that they are affiliates who control the Company.

In furtherance of numbers comments 1 and 2, the prospectus cover page now reads as follows:

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ALL OF THE COMPANY’S ISSUED AND OUTSTANDING SHARES ARE BEING OFFERED IN THIS OFFERING.

Subject to Completion, Dated February 2, 2007

PROSPECTUS
KINDER TRAVEL, INC.

 2,400,000 SHARES OF COMMON STOCK

Mardan Consulting, Inc. & Dirk Holzhauer, the selling shareholders named in this prospectus and affiliates who control the Company, are offering 2,400,000 shares of common stock of Kinder Travel, Inc. at a fixed price of $0.05 per share. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholders directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholders have set an offering price for these securities of $0.05 per share and an offering period of four months from the date of this prospectus. This is a fixed price for the duration of the offering. The Selling Shareholders are underwriters, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the common stock or interests therein may also be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholders, who are "underwriters" within the meaning of Section 2(11) of the Securities Act, are subject to the prospectus delivery requirements of the Securities Act. See “Security Ownership of Selling Shareholder and Management” for more information about the selling shareholder.

Our common stock is presently not traded on any market or securities exchange. The fixed offering price of $0.05 may not reflect the market price of our shares after the offering.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page __.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by		Selling Agent	Proceeds to Selling
Selling Shareholders	Price To Public	Commissions	Shareholder
Per Share	USD$0.05	Not applicable	USD$0.05
Minimum Purchase	Not applicable	Not applicable	Not applicable
Total Offering	USD$120,000.00	Not applicable	USD$120,000.00

Proceeds to the selling shareholders do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $35,500. Kinder Travel will pay these expenses.

This Prospectus is dated February 2, 2007 (subject to completion).
Kinder Travel, Inc.
20385 64th Avenue
Langley, B.C. Canada
V2Y 1N5

Plan of Distribution, page 21

3.	We have considered your comment and revised the disclosures in this section so that they reflect only the selling methods that can be done at a fixed price.

In furtherance of comment 3, the Plan of Distribution section now reads as follows:

PLAN OF DISTRIBUTION

The Selling Shareholders or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales will be at a fixed price of $0.05 and at an offering period of four months from the date of this prospectus. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	an exchange distribution following the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales that are not violations of the laws and regulations of any state of the United States;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may sell a specified number of such shares at the fixed price per share of $0.05; and

•	a combination of any such methods of sale or any other lawful method.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors-in-interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders also may sell shares of our common stock short and deliver these securities to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders also may enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the common stock offered herein will be the purchase price of the common stock less discounts or commissions, if any. The Selling Shareholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders are underwriters, within the meaning of Section 2(11) of the Securities Act. Any broker-dealers or agents that participate in the sale of the common stock or interests therein may also be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The Selling Shareholders, who are "underwriters" within the meaning of Section 2(11) of the Securities Act, are subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Shareholders, the respective fixed offering price of $0.05 for an offering period of four months from the date of this prospectus, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to the offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

We plan to advise the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the Selling Shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. In addition, we will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock, which are estimated at $50,000. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the “1934 Act”); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

Other than the foregoing, there have been no additional revisions to the Registration Statement, with the exception of updating the dates therein as necessary.

We will also file an acceleration request concurrently herewith requesting acceleration on Friday, February 2, 2007 at 5:00 pm EST.

Thank you for your courtesies with respect to this matter and we appreciate your suggested comments and revisions. Please feel free to contact the undersigned directly at (619) 399-3102 to further discuss this matter.

Very truly yours,
STEADYLAW GROUP, LLP

/s/ Luis Carrillo

Luis Carrillo, Esq.

LC:abm

cc: Kinder Travel, Inc.